Exhibit 99.1

FOR IMMEDIATE RELEASE

Melco Resorts Finance Announces Satisfaction of Financing Condition for its Conditional

Tender Offer for its 5.250% Senior Notes due 2026

MACAU, Thursday, September 25, 2025 - Melco Resorts Finance Limited (“Melco Resorts Finance”) today announces that, in relation to its previously announced conditional cash tender offer for any and all of its outstanding 5.250% senior notes due 2026 (CUSIP Numbers 58547D AB5 and G5975L AC0; ISIN US58547DAB55 and USG5975LAC03) (the “Notes” and such conditional tender offer, the “Conditional Tender Offer”) made pursuant to the Offer to Purchase dated September 15, 2025 (the “Offer to Purchase”) and the related Notice of Guaranteed Delivery, the Financing Condition set out in “Terms of the Offer—Conditions to the Offer” in the Offer to Purchase has been satisfied. The Conditional Tender Offer remains subject to certain other conditions set out in “Terms of the Offer—Conditions to the Offer” in the Offer to Purchase. Capitalized terms used in this announcement but not defined herein have the meanings given to them in the Offer to Purchase.

The Conditional Tender Offer expired at 5:00 p.m., New York City time, on September 19, 2025 (the “Expiration Time”). The deadline for delivery of Notes tendered pursuant to the guaranteed delivery procedures described in the Offer to Purchase also expired at 5:00 p.m., New York City time, on September 23, 2025. At or prior to the Expiration Time, US$142,060,000 aggregate principal amount of the Notes, or 28.41% of the aggregate principal amount outstanding, were validly tendered (and not validly withdrawn).

The settlement date for the Notes validly tendered (and not validly withdrawn) and accepted for purchase pursuant to the Conditional Tender Offer was September 24, 2025 (the “Settlement Date”). The previously announced Notes Consideration was US$1,000 for each US$1,000 principal amount of Notes validly tendered and accepted for purchase, plus accrued and unpaid interest up to, but not including, the Settlement Date.

Melco Resorts Finance will arrange for cancellation of all Notes validly tendered and accepted for purchase following purchase by Melco Resorts Finance, and any Notes not validly tendered will remain outstanding and accrue interest in accordance with their terms. Following the cancellation of validly tendered Notes, US$357,940,000 aggregate principal amount of the Notes will remain outstanding.

Melco Resorts Finance intends to deliver a notice of redemption to redeem the Notes outstanding that were not purchased pursuant to the Conditional Tender Offer. Statements of intent in this press release shall not constitute a notice of redemption under the indenture governing the Notes. Any such notice, if made, will only be made in accordance with the provisions of the indenture governing the Notes.

Melco Resorts Finance has engaged Deutsche Bank AG, Singapore Branch and Morgan Stanley & Co. LLC to act as the dealer managers for the Conditional Tender Offer. Questions regarding the terms of the Conditional Tender Offer should be directed to Deutsche Bank AG, Singapore Branch at One Raffles Quay, #17-00 South Tower, Singapore 048583, Attention: Global Risk Syndicate (Tel: +65 6423-4229), with a copy to Deutsche Bank AG, London Branch at 21 Moorfields, London EC2Y 9DB, United Kingdom, Attention: Liability Management Group (Tel: +44 20-7545-8011) and Deutsche Bank Securities Inc. at 1 Columbus Circle, New York, New York 10019, United States of America, Attention: Liability Management Group (Tel: +1 212-250-7527) with a copy at the same address to Attention of the General Counsel, 19th Floor at the email of dbcapmarkets.gcnotices@list.db.com or Morgan Stanley & Co. LLC at 1585 Broadway, 6th Floor, New York, New York 10036, United States of America, Attention: Liability Management Group (Tel: +1 800-624-1808 (toll-free) /+1 212-761-1057 (collect). Melco Resorts Finance has appointed Kroll Issuer Services Limited to serve as the Tender and Information Agent for the Conditional Tender Offer. Questions regarding the procedures for participating in the Conditional Tender Offer or requests for additional copies of the Offer to Purchase and the Notice of Guaranteed Delivery should be directed to Kroll Issuer Services Limited, Attention: Kevin Wong / Alison Lee (Tel: +852 2281 0114 / +44 20 7704 0880, Email: melco@is.kroll.com).

This press release is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities referred to herein. Nothing in this press release constitutes an offer to buy, or a solicitation of an offer to sell, securities in the United States or any other jurisdiction in which such offer or solicitation would be unlawful.

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Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Melco Resorts Finance’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) risks associated with the amended Macau gaming law and its implementation by the Macau government, (ii) changes in the gaming market and visitations in Macau, (iii) capital and credit market volatility, (iv) local and global economic conditions, (v) our anticipated growth strategies, (vi) gaming authority and other governmental approvals and regulations, and (vii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Any forward-looking statements made in the Conditional Tender Offer documents speak only as of the date thereof and all information provided in this press release is as of the date of this press release, and Melco Resorts Finance does not undertake any duty to update such information, except as required under applicable law.

For investment community, please contact:

Jeanny Kim

Senior Vice President, Group Treasurer

Tel: +852 2598 3698

Email: jeannykim@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com